EXHIBIT (E)(2)

EXCERPTS FROM CUMULATIVE SUPPLEMENT NO. 16 DATED APRIL 30, 2004

TO THE PROSPECTUS OF WELLS REAL ESTATE INVESTMENT TRUST, INC.

DATED JULY 26, 2002

Compensation of Directors

The paragraph contained in the “Management – Compensation of Directors” section of the prospectus on page 38 should be replaced by the following paragraph to reflect a change in the manner in which we compensate our independent directors:

We pay each of our independent directors an annual retainer of $12,000, $2,500 per regularly scheduled board meeting attended, $1,500 per regularly scheduled committee meeting attended (committee chairpersons receive an additional $500 per committee meeting for serving in that capacity) and $250 per special board meeting attended whether held in person or by telephone conference. Members of our Audit Committee will receive $2,500 per meeting attended for each of the four meetings necessary to review our quarterly and annual financial statements. In addition, we have reserved 100,000 shares of common stock for future issuance upon the exercise of stock options granted to the independent directors pursuant to our Independent Director Stock Option Plan and 500,000 shares for future issuance upon the exercise of warrants to be granted to the independent directors pursuant to our Independent Director Warrant Plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. If a director also is an officer of the Wells REIT, we do not pay separate compensation for services rendered as a director.

Formation of Wells REIT II

Wells REIT II is a recently formed REIT also sponsored and advised by our Advisor, which has investment objectives substantially identical to ours. Several of our directors (namely Leo F. Wells, III, Douglas P. Williams, Richard W. Carpenter, Bud Carter, Donald S. Moss, Walter W. Sessoms, Neil H. Strickland, and W. Wayne Woody) are also directors of Wells REIT II. Wells REIT II’s registration statement for the sale of up to $6 billion in common stock was declared effective by the SEC on November 26, 2003. Since Wells REIT II is in a different stage of its life cycle from our REIT, the potential for conflicts of interest resulting from these members of our board of directors also serving on the board of directors of Wells REIT II may be lessened; however, please consider and analyze the additional risk factors described below relating to the potential conflicts of interest which may arise as a result of several of our directors also serving as directors of Wells REIT II.

Conflicts of Interest – Common Directors of Wells REIT II

The following information should be read in conjunction with the “Conflicts of Interest” section beginning on page 54 of the prospectus to include conflicts of interest related to the common directors between the Wells REIT and Wells REIT II.

Our board of directors may face additional conflicts of interest in making decisions and taking actions resulting from certain members of our board of directors also serving on the board of directors of Wells REIT II.

The individuals serving on our board of directors who also serve on the board of directors of Wells REIT II will have statutory and fiduciary obligations to our stockholders and the stockholders of Wells REIT II. Therefore, the loyalties of these members of our board of directors to Wells REIT II may influence the judgment of our board when considering issues for us that may affect Wells REIT II, such as the following:

•	Our board of directors must evaluate the performance of Wells Capital with respect to whether Wells Capital is presenting to us our fair share of investment opportunities or otherwise performing its duties under our advisory agreement. If Wells Capital is not performing its duties for us as our advisor or is giving preferential treatment to Wells REIT II, the divided loyalties of the members of our board who also serve on the board of directors of Wells REIT II could adversely affect our board’s willingness to enforce our rights under the terms of the advisory agreement or to seek a new advisor.

•	Our board of directors may have to make a similar evaluation with respect to the performance of Wells Management Company, Inc. (Wells Management), as our property manager. If Wells Management is not performing well as a property manager because of the similar services it provides for Wells REIT II, the divided loyalties of the members of our board who also serve on the board of directors of Wells REIT II could adversely affect our board’s willingness to enforce our rights under the terms of the asset/property management agreement or to seek a new property manager.

•	Our board of directors approves every property acquisition we make. Decisions of our board regarding whether we should purchase a property may be influenced by the divided loyalties of the members of our board who also serve on the board of directors of Wells REIT II based on the potential that Wells Capital would present the opportunity to Wells REIT II if we did not pursue it.

•	We may enter into transactions with Wells REIT II, such as property sales and acquisitions, joint ventures or financing arrangements. Decisions of our board regarding the terms of those transactions may be influenced by the divided loyalties of the members of our board who also serve on the board of directors of Wells REIT II.